Atna Reports Pinson Mining Company to Begin Work
at Pinson Gold Project, Nevada

Vancouver, B.C. (July 3, 2007). Atna Resources Ltd. (ATN:TSX)  reports that Pinson Mining Company (PMC), a wholly owned subsidiary of Barrick Gold Corporation, has advised Atna that they intend to initiate a work program at the Pinson gold property in Nevada.  PMC stated that work will consist of underground development and surface and underground drilling to further delineate the mineral resource defined by Atna during the course of its earn-in expenditures on the property.  Drilling of other exploration targets separate from the defined deposit will also be carried out.  Work will begin almost immediately and is expected to carry on through the summer and well into autumn.

Atna previously reported (April 6, 2006 news release) a NI43-101 compliant resource estimate for the Pinson deposit at a cut-off grade of 0.2 ozs/ton, as follows:

Measured + Indicated:             1,692,000 tons @ 0.42 ozs/ton (   721,600 contained ozs)
Inferred:                                    3,097,000 tons @ 0.34 ozs/ton (1,053,700 contained ozs)

Additional drilling was completed after the cut-off date used in calculating the above estimate.  Atna is preparing an updated resource estimate that will include all drill data from the last program.

David Watkins, President of Atna, said “I am very excited to see the work program get underway.  Pinson is already an economically attractive opportunity.  The additional PMC drilling and underground work may increase the size of the deposit and may rapidly advance the project towards a production decision.”

Atna has earned a 70% interest in the Pinson property; PMC has 30%.  PMC may increase its interest to 70% and reduce Atna to 30% by spending US$30 million to advance exploration and development of the property before April 6, 2009.  If PMC fails to complete the earn-back expenditure within the agreed time, Atna would be reappointed as Operator and the project would proceed as an Atna (70%), PMC (30%) joint venture.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager, Geologist
Tel: (604) 684-2285; E-mail: kjohnston@atna.com